May 4, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street NE Washington, D.C. 20549

Attn: Jenny O’Shanick and Geoff Kruczek

Re:	Phygital Immersive Limited

Draft Registration Statement on Form F-4

Submitted March 23, 2023

CIK No. 000196478

Dear Ms. O’Shanick and Mr. Kruczek:

On behalf of our client, Phygital Immersive Limited, a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated April 19, 2023 (the “Comment Letter”), with respect to the above-referenced Draft Registration Statement on Form F-4, submitted on March 23, 2023 (the “Draft Registration Statement”).

The Company has publicly filed via EDGAR the Registration Statement on Form F-4 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

DRS on Form F-4 filed 3/23/2023 How do the JGGC Public Warrants differ from the JGGC Private Placement Warrants..., page 30

1.

Please revise to clarify that the sponsor holds all of the JGGC private placement warrants. Further, please tell us how the statement that “New PubCo Private Warrants are not subject to being called for redemption under certain redemption scenarios” is consistent with your discussion of the two redemption scenarios of the New PubCo converted warrants on pages 304 through 307. This does not appear to discuss any exceptions with respect to the New PubCo private warrants. Please revise as appropriate.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 30 of the Registration Statement.

Summary of the Proxy Statement/Prospectus

Structure, page 37

2.

Please revise GLAAM’s organizational charts here and on pages 154 and 155 to include dotted lines for GLAAM’s associates, which are not subsidiaries. Further, please revise on page 250, the lead-in statement and the heading under Group Structure so that your associates are designated as such, and not as subsidiaries.

Response: The Company has revised the organizational charts on pages 37, 158 and 159 and the disclosure on page 271 of the Registration Statement to address the Staff’s comment.

GLAAM’s government sector sales, which comprise a significant portion of its sales..., page 57

3.	Please disclose in which country or countries GLAAM’s significant government sector sales are made.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 68 of the Registration Statement to clarify that GLAAM’s only significant government sector sales are made in South Korea.

Risk Factors, page 63

4.	Please add a risk factor relating to the risks from the forum provision mentioned on page 310. Also ensure that exhibit is consistent with your disclosure in terms of the scope of the forum provision.

Response: The Company has added a risk factor related to the forum provision on pages 116 and 117 of the Registration Statement to address the Staff’s comment.

The architectural media glass industry is a nascent industry..., page 63

5.

Please tell us how this risk factor disclosure is consistent with your disclosure on page 247 that you consider GLAAM to be the first and only provider of fourth generation architectural media glass and your disclosure of the architectural glass market. It appears that GLAAM is already in this this market and you have estimated the market. Please revise as appropriate.

Response: The Company has revised the risk factor on page 63 of the Registration Statement to address the Staff’s comment.

We will incur increased costs and become subject to additional regulations..., page 70

6.

Please revise here and throughout the filing to describe the material consequences to you and your investors if you fail to submit the requisite business reports in South Korea and each material permission or approval that are required in connection with a public offering in South Korea.

Response: The Company has revised the disclosure on page 109 of the Registration Statement to explain that a failure by the Company to submit the requisite business reports in South Korea after becoming a public company may result in criminal punishment, fines, penalties, or suspension or prohibition of issuance, public offering, sales or other transactions of securities in Korea.

Prior to the Business Combination, the Financial Services Commission of Korea must accept a securities registration statement relating to the public offering of the Company’s shares in South Korea.

Our joint distribution agreement with G-SMATT Global..., page 81

7.

Please revise to elaborate whether G-SMATT Global’s bankruptcy proceedings have materially impacted your business functions, financial condition and results of operations. File the distribution agreement with it as an exhibit, as well as your other material distribution agreements. Identify the actions planned or taken, if any, to mitigate any interruptions to distributing your products as a result. Provide the status of G-SMATT Global’s distribution right in China given that Brillshow is currently non-operational. Revise your filing throughout as appropriate.

Response: The Company has revised the disclosure on pages 81 and 82 and the Exhibit Index on page II-3 of the Registration Statement to include (i) the distribution agreement (the “G-SMATT Global Distribution Agreement”), dated as of July 31, 2015, between GLAAM and G-SMATT Global Co., Ltd. (“G-SMATT Global”), as Exhibits 10.15, (ii) the first amendment to the G-SMATT Global Distribution Agreement, dated March 7, 2019, as Exhibit 10.16; (iii) the distribution agreement, dated as of May 18, 2020, between GLAAM and G-SMATT Europe Media Limited, as Exhibit 10.17 and (iv) the distribution agreement, dated as of May 18, 2020, between GLAAM and G-SMATT America Co., Ltd., as Exhibit 10.18.

The Company respectfully advises the Staff that the bankruptcy proceedings of G-SMATT Global have not materially impacted GLAAM’s business functions, financial condition and results of operations. In September 2018, as part of a group restructuring process, GLAAM’s management decided to sell G-SMATT Global. Pursuant to the sale agreement (i) GLAAM and G-SMATT Global have dual distribution rights and (ii) all staff involved in the G-Glass operation within G-SMATT Global was transferred to GLAAM. The sale of G-SMATT Global was completed in March 2019.

As a result of this sale, which allowed GLAAM to regain joint distribution rights with G-SMATT Global, GLAAM suffered no disruption of its operations. Since G-SMATT Global’s bankruptcy proceedings, GLAAM has retained no material relationship or transactional or financial connection with G-SMATT. As such, G-SMATT Global’s bankruptcy had no material impact on GLAAM’s financial condition or result of operations.

The Company further advises the Staff that G-SMATT Global does not have distribution rights in China.

Actions taken by JGGC’s initial shareholders and its officers and directors..., page 103

8.

We note that JGGC’s initial shareholders and affiliates “may” enter into agreements to purchase JGGC Class A ordinary shares from institutional investors and others who vote, or indicate an intention to vote, against the business combination or to provide them with incentives to acquire such shares to reduce the redemption rate. Please provide your analysis on how such purchases comply with Rule 14e-5.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that all public securities of Jaguar Global Growth Corporation I (“JGGC”) acquired by JGGC’s initial shareholders, and its directors, officers and their respective affiliates outside of the redemption offer process (if any) will satisfy the conditions set forth in Tender Offers and Schedules C&DI 166.01. In response to the Staff’s comment, the Company has revised its disclosure on page 103 of the Registration Statement.

Business Combination Proposal Background of the merger, page 129

9.	JGGC’s charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 54 and 143 of the Registration Statement.

10.

Please refer to paragraph four on page 132. In light of your disclosures on page 75 and elsewhere, please tell us whether there were any discussions with GLAAM about the potential loss of clients in the near future or other events that may materially affect GLAAM’s targets or its financial projections for future performance of the business.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that no specific discussions took place between JGGC and GLAAM’s management regarding the potential loss of clients in the near future or material deviations from its financial projections. JGGC considered these topics in discussions surrounding the valuation of GLAAM. GLAAM’s ongoing projects, its risk-weighted project pipeline and its ability to ramp production to meet future growth, were viewed as significant factors affecting future projections by JGGC and were incorporated in the valuation appropriately. As disclosed on page 141 of the Registration Statement, the JGGC board considered a variety of uncertainties, risks and other potentially negative reasons relevant to the Business Combination, including economic downturns, geopolitical uncertainty, and market conditions beyond GLAAM’s control, including a reduction in economic activity, lingering economic effects of COVID-19, and the Russia-Ukraine conflict.

11.

Please refer to the paragraph seven on page 134. Please tell us whether the January 25, 2023 projections provided to JGGC’s board are materially the same as the projections included in the registration statement. If the projections are materially different, please explain these differences, what changes were made and why.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the January 25, 2023 projections provided to JGGC’s board are materially the same as the projections included in the Registration Statement.

The JGGC’s Board of Directors’ Reasons for Approval..., page 138

12.

Please refer to the graph. Please tell us how GLAAM’s 9.1x in the 2024E line demonstrates that the combined company is expected to trade in line or to a premium to the median of the comparable companies.

Response: The Company acknowledges the Staff’s comment and has clarified the disclosure on page 140 of the Registration Statement.

Certain Unaudited Projected Financial Information, page 142

13.

Please revise to clarify on pages 142 and 144 whether the projections were prepared on January 12, 2022 or 2023. If the projections were prepared on January 12, 2022, please confirm whether or not the projections still reflect management’s views on GLAAM’s future performance and/or describe what consideration the JGGC board gave to obtaining updated projections or a lack of reliance upon the projections.

Response: The Company has revised the disclosure on page 144 of the Registration Statement to clarify that the projections were prepared on January 12, 2023.

Gross Profit Projections, page 146

14.

We note your disclosure on page 146 that you expect average production cost per square foot to decrease for the period 2022 through 2024. Please tell us if these projections took into account GLAAM’s expectations to significantly increase spending, including plans to expand globally and offer Glass as a Service, and COVID-19 impacts on GLAAM as discussed throughout the filing.

Response: The Company acknowledges the Staff’s comment and has clarified the disclosure on page 145 of the Registration Statement to clarify that the gross profit projection have not taken into account GLAAM’s expectations to significantly increase spending, including plans to expand globally and offer Glass as a Service (“GaaS”), or the COVID-19 pandemic impacts on GLAAM.

The costs affecting GLAAM’s gross profit and gross margin are mainly: (i) fixed production costs (e.g., keeping the factory on); (ii) raw materials, which is directly correlated to volume being produced; and (iii) variable costs, correlated to volume being produced. GLAAM’s management has assumed that the costs of expanding globally are primarily sales and marketing costs, as opposed to production costs. In addition, GLAAM believes that offering GaaS may reduce production costs, as it drive higher sales volume, which may allow GLAAM to obtain greater volume discounts on materials. Accordingly, GLAAM’s management took into account the impact of the increased spending associated with global expansion in its projections of Adjusted EBITDA and Adjusted EBITDA Margin, but not in its projections of Gross Profit or Gross Profit Margin.

The effects of the COVID-19 pandemic negatively impacted both the global economy and GLAAM’s business, in particular by disrupting demand for G-Glass, which has resulted and may continue to result adverse impacts on its financial condition. The full extent of the impact of the COVID-19 pandemic on GLAAM’s operational and current and future financial performance is currently uncertain and will depend on many factors outside of GLAAM’s control As such, in preparing the Projections, GLAAM’s management assumed that the negative impacts of COVID-19 will continue to ameliorate going forward.

Financial Projections, total revenue, page 148

15.

Please tell us how you calculated $104.8 million for your 2025 estimated total revenue. Further, we note your disclosure that the G-Glass’ Excellent Quality Product designation will expire on March 31, 2025, after which GLAAM will lose the exemption from the public tender requirement. Given your disclosures that your government sector sales compose a significant portion of your sales, please tell us if this was included in your assumptions for your 2025 estimated total revenue projections.

Response: The Company has revised the disclosure on pages 149-151 of the Registration Statement to remove the 2025 projections which were not provided to or considered by the JGGC board of directors in their evaluation of the Business Combination.

The Company respectfully advises the Staff that GLAAM not believe that the expiration of the Excellent Quality Product designation on March 31, 2025 will significantly impact its business for the following reasons:

•

The general purpose of the Excellent Quality Product designation is to allow certain products to avoid the competitive bidding process among competing products and providers. However, G-Glass is unique and does not have significant equivalent alternative competing products. Accordingly, even after the Excellent Quality Product designation for G-Glass expires and the Company becomes subject to the competitive bidding, GLAAM does not expect significant competition.

•

For small government projects, civil servants typically choose the purchase process under the Excellent Quality Product designation. However, for large government projects, civil servants prefer to choose the competitive bidding process, even when the Excellent Quality Product designation process is available, because they want to avoid the appearance of favoritism and suspicion of bribery. As a result, GLAAM is already subject to the competitive bidding process in connection with larger government projects and does not expect to be significantly disadvantaged when the Excellent Quality Product designation expires.

•

GLAAM believes that the growing adoption of G-Glass across the DOOH and architectural glass industry markets may offset any remaining disadvantages stemming from the expiration of the Excellent Quality product designation can be offset.

Non-Financial Projections, page 148

16.

We note the disclosure that your Chinese manufacturing facility was included in the projected amount of G-Glass to be produced in 2023, 2024 and 2025. Please tell us how both financial and non-financial projections took into account this facility’s closure since 2021, including any material costs related to re-opening the facility and any required regulatory approvals as well as your plans to re-open the facility.

Response: The Company advises the Staff that GLAAM’s manufacturing facility in Korea has sufficient production capacity to produce the projected amount of G-Glass to be produced in 2023 and 2024. The Company respectfully advises the Staff that it has removed the 2025 projections. As reflected in the revised disclosures on page 151 of the Registration Statement, GLAAM estimates that G-Glass production in 2023 and 2024 will amount to only 12.6% and 21.7%, respectively, of the production capacity of the manufacturing facility in Korea. These ratios are based on the assumption that all production will continue to take place in Korea only, and that none will take place in the manufacturing facility in China.

The Company also advises the Staff that the Chinese manufacturing facility is owned and operated by Brillshow, a joint venture in which GLAAM holds only a one-third interest. GLAAM’s co-venturer in Brillshow, Zhōng Jiénéng New Material Investment Co., Ltd. is entitled to elect a majority of the board of directors of, and thereby exercise control over Brillshow. As a result, at this time GLAAM is not able to determine if, or when, the Chinese manufacturing facility will be re-opened. Although production of G-Glass at the Chinese manufacturing facility was halted in response to COVID-19 restrictions, Brillshow keeps the facility maintained and serviced, cleaned, heated, and ventilated. In light of this ongoing maintenance and the fact that the facility was operational prior to the COVID-19 pandemic, GLAAM does not expect that any new regulatory approvals would be required to re-open the facility. The agreement governing the Brillshow joint venture provides that Zhōng Jiénéng New Material Investment Co., Ltd. is required to fund Brillshow’s operations. Accordingly, GLAAM does not expect to incur any material costs related to reopening the facility, if and when that occurs. The Company plans to file the agreement governing the Brillshow joint venture as an exhibit to the Registration Statement in a future amendment.

Fairness Opinion of Houlihan Capital, page 149

17.

Please tell us how your disclosure complies with Item 4(b) of Form F-4. Further, please revise to clarify whether the projections provided to Houlihan are materially the same as the projections included in the registration statement. If different sets of projections were prepared for Houlihan and for JGGC’s board, please explain why and provide the projections that Houlihan relied on in analyzing the transaction. Finally, we note that Houlihan’s opinion states that it has not assumed responsibility for any independent verification of the information provided to it nor has it assumed any obligation to verify this information. While it is acceptable for a financial advisor to include language that qualifies the estimates or analyses or describes the uncertainties, it cannot disclaim responsibility for them. Please revise to remove such disclaimer.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 151-154 of the Registration Statement to include the information required by Item 4 (b). The Company respectfully advises the Staff that neither Houlihan, nor any of its principals or affiliates, has provided previous investment banking or consulting services to any party to the transaction or any of their affiliates. There is no current agreement between Houlihan, its principals, or affiliates and any party to the Transaction or any of their affiliates providing for the provision of future services by Houlihan, its principals, or any of its affiliates to or for the benefit of any party to the Transaction or any of their affiliates.

The Company respectfully advises the Staff that the projections provided to Houlihan are materially the same as the projections included in the Registration Statement. The Company has revised the disclosure on pages 152.

The Company acknowledges the Staff’s comment with respect to Houlihan’s disclaimer and has revised the Registration Statement to remove such disclaimer.

Interests of JGGCs Directors and Executive Officers and the Sponsor in the Business

Combination, page 150

18.	Please quantify the value of the securities mentioned in the first bullet.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 25, 50, 124, 154 and 155 of the Registration Statement.

U.S. Federal Income Tax Considerations, page 199

19.

We note your disclosure that Paul Hastings will deliver an opinion that the merger “should” qualify as an F Reorganization. Please provide risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. Refer to Sections III.C.4 of Staff Legal Bulletin 19. Also ensure that the opinion covers the tax consequences of exercising the right of redemption.

Response: The Company acknowledges the Staff’s comment and has revised the tax opinion and the related disclosure on page 220 of the Registration Statement.

Business of GLAAM, page 236

20.	Please revise to elaborate on your G-Store product and media and content services, discussed on pages 67 and 148, respectively.

Response: The Company has revised the disclosure on pages 67 and 149 of the Registration Statement to address the Staff’s comment.

Barriers to Entry, page 239

21.

Please refer to paragraphs two and seven on page 239 and paragraph five on page 240. Please revise to clearly differentiate these current and future projects and whether they are in stages of discussions, negotiations or contracts.

Response: The Company has revised the disclosure on pages 259 and 260 of the Registration Statement to address the Staff’s comment.

Materials and Suppliers, page 246

22.

We note your disclosure that you are in set contracts with your suppliers for terms of five to ten years. Please revise to disclose the material terms of these contracts as well as the material terms of your distribution agreements, including the term and termination provisions. Further, we note your disclosure that supply chain disruptions and the Russia-Ukraine war has increased your raw material prices significantly, but this has “not made much of an impact” on your margin structure. Please revise to clarify whether these inflationary pressures have materially impacted your financial condition and results of operations. Identify the actions planned or taken, if any, to mitigate further or continued inflationary pressures.

Response: The Company has corrected the disclosure on page 266 of the Registration Statement to clarify that GLAAM is in set contracts with its suppliers for terms of one year or less and revised to disclose the material terms of its supply agreements. In addition, the Company has revised the disclosure on pages 271 and 272 of the Registration Statement to include the material terms of GLAAM’s material distribution agreements.

The Company has further revised the disclosure on page 266 of the Registration Statement to clarify that GLAAM has partially offset increases in the prices stemming from the inflationary pressures on raw materials caused by the Russian-Ukraine war by decreasing its manufacturing costs through increases in production volume and improved manufacturing efficiency. As a result, GLAAM’s manufacturing costs have only increased approximately 6.1% as compared to February 2020, which has not made a significant impact on its financial condition and results of operation. Going forward, GLAAM expects that global supply chain stabilization and increasing G-Glass production volume will result in a decline in its raw material cost.

Competitors, page 247

23.

Please revise to elaborate if your discussion of competition and high barriers to entry applies to both the architectural glass and DOOH markets, as addressed in “Market Size, Marketing and Sales.” Please revise to clarify how your disclosure that GLAAM is the only provider of fourth generation architectural media glass is consistent with the disclosure on page 140 that GLAAM competes against a variety of companies.

Response: The Company has revised the disclosure on page 268 of the Registration Statement to clarify that fourth generation architectural media glass is a fundamentally different product than both conventional architectural glass and DOOH media. Architectural media glass is an IT-enabled glass construction material that combines conventional architectural glass with customizable, large-scale LED digital media display capabilities.

Regarding high barriers to entry, the Company submits that traditional architectural glass manufacturers do not have the complex circuitry, electronic functions and novel manufacturing processes that are inherit in GLAAM’s G-Glass technology. In order to penetrate this market, traditional architectural glass manufacturers would need to rapidly develop and integrate IT products with their glass products, which would require significant expenses and development time.

Although DOOH manufacturers have an understanding of circuitry and electronics, the Company’s manufacturing process differs greatly from that of traditional DOOH products. The G-Glass manufacturing processes involves glass tempering, IGU, fire-proofing and complex customization, which traditional DOOH manufacturers do not utilize. In order to penetrate this market, traditional DOOH manufacturers would also need to rapidly develop new manufacturing techniques which would require both significant cost and a lengthy development period.

The Company has revised the disclosure on pages 268 and 269 of the Registration Statement to clarify that, although it believes GLAAM to be the only large-scale architectural media glass manufacturer – i.e. a manufacturer that combines conventional architectural glass with LED digital media display capabilities – GLAAM competes with two categories of competitors: (i) lesser generation hardware manufacturers, such as LG Electronics, which use LED screens or LED films rather than IT-enabled glass and (ii) other companies that have endeavoured to commercialize architectural media glass, such as Glas-Platz GmbH & Co’s Power Glass and AGC Glass Europe’s Glassiled, but which has not been able to achieve GLAAM’s mass-production capabilities or fulfil the range of customization that is emblematic of G-Glass.

Market size and market strategy, page 248

24.	For the total addressable market of architectural glass and of DOOH, please revise to disclose:

•	the source for each total addressable market; and

•	whether there is any overlap between the two total addressable markets so that the totals are not aggregated.

For the architectural glass market, please revise to elaborate on whether this is the first, second, third and fourth generation products discussed on page 247.

For the DOOH market, please revise to disclose:

•	if the DOOH content delivery market, DOOH media market and DOOH advertising and display glass industries, discussed throughout the prospectus, are the same;

•

how this market disclosure is consistent with your disclosure on page 52 that global DOOH market reached an approximate value of $14.1 billion in 2020, and is expected to grow to $25.0 billion by 2025; and

•	if the 12 percent annual growth rate is expected to have an end date.

Response: The Company has revised the disclosure on pages 268 and 269 of the Registration Statement to clarify the following:

•

The architectural glass addressable market estimate is sourced from the 2023 Freedonia Group Flat Glass Report and that the DOOH media addressable market is sourced from a 2020 forecast by PQ Global Digital.

•	The Company believes there no overlap between the two addressable markets.

The Company has also revised the disclosure on page 268 of the Registration Statement to clarify the 128 billion square feet per year architectural glass market does not include the first, second and third generation products. These first, second and third generation products include hardware such as lighting, media/ IT glass and LED mesh and LED bars – unlike fourth generation products, they are not in glass form and are not categorized as construction material.

While earlier generation products must be layered on top of building exteriors, GLAAM’s fourth generation product is able to act as the construction material itself, thus becoming interchangeable with architectural glass products, but with the added imbedded IT capability that lends itself to the DOOH media industry. Consequently, GLAAM’s architectural media glass product, G-Glass, is squarely captured by the architectural glass market. It combines conventional architectural glass with customizable, large-scale LED digital media display capabilities, delivering architectural durability, near full transparency and sophisticated media capabilities. As such, the Company believes that, unlike previous generations of hardware, G-Glass has the potential to displace part of the traditional architectural glass market.

The Company respectfully advises the Staff of the following:

•

That the “DOOH content delivery market,” “DOOH media market” and “DOOH advertising” are the same; they all essentially refer to DOOH media. The Company has revised the disclosure throughout the Registration Statement to refer to “DOOH media” for consistency. The Company also advises the Staff that the terms “display glass” and “media glass” refer to “architectural media glass.” As such, the Company has revised the disclosure throughout the Registration Statement to refer to “architectural media glass” for consistency.

•

Pursuant to the 2020 PQ Media forecast, the DOOH actual market value of $14.1 billion and estimated market values of $20 billion and $25 billion in 2020, 2022 and 2025, respectively, were calculated using the 2020-2025 CAGR of 12 percent.

•

Pursuant to the 2020 PQ Media forecast, the 12 percent annual growth rate represents the 2020-2025 CAGR. The individual annual growth rates for the years ended 2020, 2021, 2022, 2023, 2024 and 2025 were (16.6)%, 5.8%, 11.1%, 15.5%, 9.8%, 14.4% and 10.4%, respectively.

Compensation, page 251

25.	Please update your disclosure to be as of December 31, 2022.

Response: The Company has revised the disclosure on page 274 of the Registration Statement to address the Staff’s comment.

GLAAM’s Management’s Discussion and Analysis of Financial Condition and Results of

Operation, page 253

26.

We note that GLAAM has experienced supply chain disruptions. Specify whether these challenges have materially impacted GLAAM’s results of operations or capital resources and quantify, to the extent possible, how GLAAM’s sales, profits, and/or liquidity have been impacted. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability or regulatory approval of products.

Response: The Company respectfully advises the Staff that supply chain disruptions had two impacts:

•

Delays in the procurement of certain key raw materials. For example, prior to the global production and logistical issues caused by the COVID-19 pandemic, an order of a custom IC chip would take approximately two months to be delivered, but currently takes approximately six months to be delivered. To compensation, GLAAM requires three times more inventory stock (working capital) of custom IC chips to ensure optimal operation. However, since IC chips comprise less than 10% of GLAAM’s overall material cost, GLAAM believes that these delays do not have a significant impact on its results of operations or capital resources.

•

Increases in certain raw material costs. For examples, the prices of cover glass, FTO glass, driver and IC chips increased approximately 131%, 16%, 22% and 30%, respectively, between February 2021 and October 2022. However, although the cost of certain raw materials have significantly increased since the global production and logistical issued caused by the COVID-19 pandemic, the aggregate blended raw material cost has only increased by approximately 13.3% since February 2021. In addition, GLAAM’s increased volume discounts and improvements in manufacturing efficiency has partially offset increases in raw material costs. Once material costs, labor costs and other expenses are factored in, blended production costs have only increased by approximately 7.5% since February 2021.

Since the costs of raw materials comprise a relatively small portion of production costs, and these costs are further minimized in the blended production costs, GLAAM’s production margin per square foot only decreased 2.7% between the years ended December 31, 2021 and December 31, 2022. As such, the impacts of supply chain disruptions did not have a significant impact on GLAAM’s results of operations or capital resources.

Because the Company does not currently expect these factors to have a material impact on its results of operations, the Company has not undertaken any mitigation efforts, other than its usual continuous search for better suppliers of raw material, which is in the ordinary course of business of the Company. If the Company commences any mitigation efforts, it will identify such efforts in its subsequent filings.

COVID-19 impacts, page 256

27.

Please revise to discuss all material adverse COVID-19 impacts in your disclosure here. We note, for example, the disclosures on page 75 regarding decreased demand for your G-Glass, decreased prices and the revenue impact.

Response: The Company has revised the disclosure on pages 279 and 280 of the Registration Statement to address the Staff’s comment.

Finance costs, page 258

28.

We note your disclosure in your March 2023 investor presentation that $14 million debt is expected to be paid down from the business combination. To the extent there are known uses of cash related to the business combination, such as this, please revise to discuss those uses and how it impacts the capital that will be available after the transaction.

Response: The Company has revised the disclosure on page 282 of the Registration Statement to clarify the breakdown of intended uses and cash related to the Business Combination. The Company estimates that it will deploy approximately $66 million in cash over a three year period on general corporate uses, including without limitation raw material inventory, human resources, marketing, factory improvement, information technology infrastructure, product improvement research and development, overseas subsidiary investment, mergers & acquisitions and repayment of debt.

The Company believes that, assuming no redemptions by holders of JGGC Public Shares, the combined company will have approximately $230 million in cash. After the taking into account the estimated $66 million of expenses and investments set forth above, the Company would have remaining cash of approximately $164 million. The Company expects that the use of the remaining cash will be at management’s discretion. Currently, the Company intends to use a substantial part of the remaining cash to build out GLAAM’s architectural media platform, but the quantum of this investment can be modulated depending on the Company’s financial situation at the relevant time.

Non-IFRS Measures

Adjusted EBITDA, page 266

29.

In your reconciliation of Adjusted EBITDA to Net Loss, we note a number of adjustments which appear to be inappropriate including: Bad debt expenses, product warranty expense and allowance for inventory. In addition, it is unclear why you believe Development cost aside, Inventory disposal, Support of football team, Net non-operating loss and litigation costs are appropriate adjustments, as they may be normal, recurring, cash operating expenses necessary to operate your business. Please modify your measure to remove inappropriate adjustments and provide us with more information to evaluate the nature of the aforementioned questionable adjustments. Refer to Question 100.01 of the SEC’s Compliance and Disclosure Interpretations for Non-GAAP measures.

Response: The Company advises the Staff that GLAAM has removed from its calculation of Adjusted EBITDA the adjustments for product warranty expense and allowance for inventory valuation related to raw materials and revised the disclosure on page 291 of the Registration Statement. The Company further advises the Staff that it believes that the other adjustments to Adjusted EBITDA are appropriate and compliant with Question 100.01 of the SEC’s Compliance and Disclosure Interpretations for Non-GAAP measures.

The Company and GLAAM believe the adjustments for bad debt expenses, development cost aside and inventory disposal are appropriate because, with respect to GLAAM’s business, bad debt expenses, development cost aside and inventory disposal are not normal, recurring or cash operating expenses necessary to operate the business. In particular, GLAAM’s bad debt expenses, development cost aside and inventory disposal charges were non-cash expenses related to delayed or cancelled contracts and uncollectible receivables attributable to the unprecedented adverse impact of the COVID-19 pandemic on the real estate, construction, and advertising industries, governments’ spending abilities, the overall Korean economy and the overall global economy. Similarly, GLAAM did not record any bad debts expenses or charges for development cost aside in 2022 and believes the nature of the charges are such that they are reasonably likely not to recur within two years and are not representative of GLAAM’s normal operating expenses because they are directly related to the highly unusual impact of the COVID-19 pandemic over the course of 2020 and 2021, an event that is not expected to recur at this time. GLAAM did not record any inventory disposal charge in 2021 and believes the nature of the charge is such that it is reasonably likely not to recur within two years and is not representative of GLAAM’s normal operating expenses because it is directly related to the highly unusual impact of the COVID-19 pandemic over the course of 2020 and 2021, an event that is not expected to recur at this time.

The Company and GLAAM believe the adjustment for litigation costs is appropriate because, with respect to GLAAM’s business, litigation costs are not a normal, recurring or cash operating expense. In particular, GLAAM’s litigation costs relate to legal fees for pending legal matters in connection with non-payment or delayed payment of debts and obligations by GLAAM due to the extraordinary financial constraints experienced as a result of the COVID-19 pandemic. GLAAM did not record any litigations costs in 2021 and believes the nature of the charge is such that it is reasonably likely not to recur within two years and is not representative of GLAAM’s normal operating expenses because of its core business operations being production, sales and delivery of proprietary solutions that are manufactured in-house.

The Company and GLAAM believe the adjustment for support of football team is appropriate because, with respect to GLAAM’s business, support of football team is not a normal, recurring or cash operating expense. In particular, GLAAM’s expenses for support of football team relate to GLAAM’s sponsorship of a local football team which has been discontinued. GLAAM did not record any expenses for support of football team in 2021 and believes the nature of the charge is such that it is reasonably likely not to recur within two years and is not representative of GLAAM’s normal operating expenses because GLAAM has terminated its sponsorship.

Key Performance Indicators, page 267

30.	Please cross-reference the specific risk factor in this section.

Response: The Company has revised the disclosure on page 292 of the Registration Statement to address the Staff’s comment.

Certain GLAAM and New PubCo Relationships and Related Party Transactions, page 283

31.

Please revise to include descriptions of the GLAAM Founder Earnout Letter and the GLAAM Support Agreement. Further, we note your disclosures that certain amounts were outstanding under your various related party financings and transaction as of December 31, 2022. Please revise to include the amounts outstanding as of the latest practicable date. Refer to Item 18(a)(7)(iii) of Form F-4 and Item 7.B of Form 20-F.

Response: The Company has revised the disclosure on pages 307 and 308 of the Registration Statement to address the Staff’s comment.

New Pubco Management Following the Business Combination, page 285

32.	Please provide the disclosure required in Item 18(a)(7)(ii) of Form F-4 which requires disclosure of the information required by Item 6.B of Form 20-F.

Response: The Company has added the disclosure on page 274 of the Registration Statement to address the Staff’s comment.

33.	Please tell us how your disclosure that Dr. Ho Joon Lee co-founded GLAAM in 2011 is consistent with the History chart on page 236 that GLAAM was founded in 2005.

Response: The Company has revised the disclosure on pages 256 and 311 of the Registration Statement to clarify that GLAAM was originally founded in 2005 by Hyungjoo Kim, and subsequently acquired following its bankruptcy and “re-founded” by Ho Joon Lee and Houngki Kim in 2011.

34.	Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company’s supply chain/suppliers/service providers.

Response: The Company has revised the disclosure on page 316 of the Registration Statement to address the Staff’s comment.

Financial Statements, page F-1

35.

Please provide updated audited financial statements for both Jaguar Global Growth Corporation I and GLAAM Co., Ltd. for the year ended December 31, 2022 pursuant to Item 8 A.4 of Form 20-F. Please similarly update all financial information throughout your filing including pro forma financial information for the periods presented.

Response: The Company respectfully advises the Staff that it has included the audited financial statements for JGGC and GLAAM for the year ended December 31, 2022. GLAAM further advises the Staff that it has updated the disclosures throughout the Registration Statement, including the pro forma financial information starting on page 200 of the Registration Statement, for the periods presented.

General

36.

We note your disclosure that each JGGC right will be converted into the number of New PubCo ordinary shares that would have been received by the holder if such right had been converted into JGGC Class A ordinary shares, but your disclosure on F-7 states a rights holder must have 12 rights in order to receive a Class A ordinary share at the closing of JGGC’s initial business combination. This disclosure appears inconsistent with your other disclosure that states that no fraction of a New PubCo ordinary shares will be issued, but will be rounded up or down according to a formula, on page 38. Please revise throughout the filing to clearly state the different treatment of the JGGC rights.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 9, 18, 38, 160, 184 and 230 of the Registration Statement. The Company respectfully advises the Staff that the disclosure with respect to the rounding formula on page 38 refers to New PubCo Ordinary Shares issuable to any GLAAM Shareholder following the conversion described on page 38.

37.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that each of the parties to the Business Combination Agreement is a non-U.S. entity. JGGC is a Cayman Island exempted company. The Sponsor is a Delaware limited liability company and is not controlled by, and does not have any substantial ties to, any non-U.S. person. The Company is a Cayman Island exempted company. Exchange Sub is, a stock corporation (chusik hoesa) organized under the laws of the Republic of Korea and is a wholly owned direct subsidiary of JGGC. GLAAM’s shareholder base is comprised primarily of non-U.S. persons. Following the consummation of the Business Combination, the current shareholders of GLAAM are expected to own approximately 35.5% of New PubCo Ordinary Shares (assuming that none of JGGC’s existing shareholders exercise their redemption rights). In response to the Staff’s comment, the Company has included risk factor disclosure discussing risks associated with CFIUS and other regulatory review of the Business Combination and related transactions on pages 105 and 106 of the Registration Statement.

38.	Please provide us your analysis of whether GLAAM is a China-based issuer.

Response: The Company respectfully advises the Staff that GLAAM has determined, through the analysis described below, that it does not have a majority of its current operations in China.

GLAAM was incorporated and domiciled in the Republic of South Korea. Since its inception, the majority of the Company’s sales have been concentrated in South Korea. As a result of its other revenue generating activities in South Korea and across other geographies, revenues from operations in China represented 0.2% and 8.2% of GLAAM’s revenue in the year ended December 31, 2021 and 2022, respectively. GLAAM expects that in 2023, its revenue related to operations in China will be approximately 4.8% its total revenue.

GLAAM utilizes G-SMATT TECH Co., Ltd., its wholly-owned subsidiary, and Tian Jin CECEP Brillshow Co., Ltd. (“Brillshow”), its minority-owned subsidiary, both Chinese entities, for distribution of its products within China. However, the Brillshow manufacturing facility has been closed since the beginning of 2021 in compliance with Chinese laws and regulations related to the COVID-19 pandemic. As a consequence, GLAAM did not recognize any material revenues or income, nor incur any material costs or liabilities, from Brillshow during the years ended December 31, 2021 and 2022. GLAAM relies entirely on its operational manufacturing facility located in Pyeongtaek, Korea, which currently fulfills the market demand for its products. The Company has a vast project development pipeline outside of China and with non-China-based customers that it intends to execute on, further deploying its G-Glass technology globally.

39.

We note that Barclays and Citigroup were underwriters for the initial public offering of the SPAC. It appears from your disclosure, such as on page 135, that these firms ended their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from these firms about ceasing involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed to for the SPAC’s initial public offering.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that JGGC has not received formal notice from either Barclays or Citigroup about ceasing involvement in the transaction. Both firms have verbally indicated they no longer intend to be involved, and, in fact, have not been involved. As disclosed on page 137 of the Registration Statement, JGGC received a letter from Barclays formally waiving any entitlement to its respective portion of the deferred underwriting discount. As disclosed on page 230 and 231 of the Registration Statement, JGGC also received a letter from Citigroup formally waiving any entitlement to its respective portion of the deferred underwriting discount and the Company has revised the disclosure on page 138 of the Registration Statement to include such disclosure there.

As disclosed on page 230 and 231of the Registration Statement, Barclays and Citigroup have had no involvement in the proposed business combination with GLAAM (other than periodically discussing broader market conditions with representatives of JGGC in the ordinary course), and Barclays and Citigroup were not retained in any role after JGGC’s IPO. The Company does not believe that the lack of involvement by Barclays and Citigroup will impact the transaction.

* * *

Please do not hesitate to contact Elliott M. Smith of White & Case LLP at (212) 819-7644 with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Dr. Orhan Ertughrul, Phygital Immersive Limited